SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the First Half of 2019.

99.2	Date of Meeting of the Board of Directors for 1H 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 19, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the First Half of 2019

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the six months ended 30 June 2019:

I. Major operating data of the first half of 2019

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	185.12	185.76	9,407,950
Gasoline	168.82	169.18	12,150,683
Jet Fuel note 1	92.51	61.80	2,591,009

Intermediate petrochemicals
PX note 2	32.95	23.37	1,579,846
Benzene note 1	17.79	15.84	626,842
Ethylene Glycol note 2	15.70	10.41	443,777
Ethylene Oxide	13.64	13.17	876,139
Ethylene note 2	42.19	0.11	6,864

Resins and plastics
PE	26.84	26.36	2,173,909
PP	23.07	21.14	1,809,881
Polyester chips note 1 note 2	17.35	14.06	951,413

Synthetic fibres
Acrylics	7.46	7.37	1,044,239
Polyester note 1	1.94	1.95	161,251

Note 1:	Sales exclude materials processed on a sub-contract basis.
Note 2:	Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the first half of 2019

Unit: RMB yuan/ton

Product	The average price in the first half of 2019	The average price in the first half of 2018	Change
Diesel	5,064	5,129	-1.26%
Gasoline	7,182	7,286	-1.42%
Jet Fuel	4,192	4,136	1.37%
Ethylene	6,240	—	—
PX	6,760	6,185	9.29%
Benzene	3,957	5,542	-28.60%
Ethylene Glycol	4,265	6,633	-35.70%
Ethylene Oxide	6,650	8,954	-25.73%
PE	8,247	9,794	-15.80%
PP	8,563	8,535	0.32%
Polyester chips	6,769	7,159	-5.45%
Acrylics	14,178	15,056	-5.84%
Polyester	8,267	9,192	-10.06%

Raw material	The average processing cost in the first half of 2019	The average processing cost in the first half of 2018	Change
Crude oil	3309.34	3067.71	7.88%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 19 July 2019

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” and its subsidiaries, the “Group”) announces that a meeting of the Board of the Company will be held on Tuesday, 20 August 2019 for the purposes of considering and approving the 2019 interim results of the Group for the six months ended 30 June 2019 for publication and transacting any other business.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 19 July 2019